Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 February 15, 2008

THE BASICS OF COMMODITIES

About iPath Exchange Traded Notes (ETNs)

Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics. The commodities asset class has experienced strong growth in recent years. Currently, approximately $175 billion* is invested in allocations tracking commodity indexes. The low correlation to financial assets, equity-type returns and risk characteristics offered by commodities provide investors a means to diversify portfolios. The following will describe the composition of commodity markets and popular benchmark methodologies, the rationale for inclusion into investment portfolios, and different vehicles available for commodity investment.

*	Source: Barclays Capital Inc., as of 12/31/07.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

THE BASICS OF COMMODITIES

WHAT ARE COMMODITIES?

Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture and livestock. There are two commonly used benchmarks that define the composition of the commodities market.

The S&P GSCI™ Total Return Index is a world-production weighted index, the analogue to market capitalization weighting for equities. The weightings also reflect the liquidity of the underlying futures contracts. The Dow Jones–AIG Commodity Index Total ReturnSM is both liquidity (2/3) and production (1/3) weighted, with constraints on individual commodities (15%) and commodity groups (33%) as of the January 2008 rebalancing period. Following the annual rebalancing period, the percentage weighting will fluctuate based on market price changes.

While each index intends to represent the commodity market, construction and methodology differences result in varying portfolio compositions (see Figures 1 and 2).

FIGURE 1

	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	S&P GSCI™ TOTAL RETURN INDEX
Number of commodity groups	19	24
Index calculation	Arithmetic	Arithmetic
Weighting method	2/3 liquidity, 1/3 production 15% for single commodity 33% cap per commodity group*	Production and liquidity
Launch date	1998	1991

*	As of annual rebalancing.

Sources: AIG, S&P, as of 12/31/07.

FIGURE 2

COMMODITY GROUP	% WEIGHT IN DJ–AIG COMMODITY IN DEX TOTAL RETURNSM	% WEIGHT IN S&P GSCI™ TOTAL RETURN INDEX
Energy	36	74
Agriculture	34	13
Precious metals	9	2
Industrial metals	13	7
Livestock	7	4

Sources: AIG, S&P, as of 12/31/07.

WHY INVEST IN COMMODITIES?

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically low correlations to financial assets such as stocks and bonds.

Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. However, because stocks and bonds are publicly traded on a secondary market, prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing and delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility. Other factors affecting commodity futures prices include weather, agriculture, trade, fiscal, monetary, and exchange control policies, disease, pestilence, technological developments and changes in interest rates.

Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility (see Figure 3). However, trading in commodities and commodity futures is speculative and can be extremely volatile. The factors influencing commodity futures prices may affect the value of the relevant index and value of any associated securities in varying ways, and different factors may cause the prices of the index components and the volatilities of their prices to move in inconsistent directions at inconsistent rates.

TOTAL RETURN COMMODITY BENCHMARKS

As discussed earlier, two of the most popular commodity benchmarks are the total return versions of the Dow Jones–AIG Commodity IndexSM and the S&P GSCI™ Index. Both indexes are based on a basket of collateralized commodity futures returns, rather than simply futures price returns over a period of time. Each index calculates returns from three distinct sources (hence the classification, total return):

•	The interest earned from the cash collateral committed to trading in the futures (generally Treasury bills)
•	The change in futures contract price
•	The return from rolling the futures into further dated contracts as they approach expiry

FIGURE 3

CORRELATION COEFFICIENT	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	S&P GSCI™ TOTAL RETURN INDEX	S&P GSCI™ CRUDE OIL TOTAL RETURN INDEX
DJ–AIG Commodity Index Total ReturnSM	1.00	0.88	0.72
S&P GSCI™ Total Return Index	0.88	1.00	0.87
S&P 500® Index	0.10	0.01	- 0.03
Lehman Aggregate Index	0.01	0.06	0.00
MSCI EAFE Index	0.24	0.14	0.07

Sources: AIG, S&P, Lehman Brothers, MSCI, Bloomberg (12/31/92–12/31/07), based on monthly returns.

iPATH EXCHANGE TRADED NOTES

WAYS TO INVEST IN COMMODITIES

Until now, an investor interested in adding commodities to a portfolio had three primary options to choose from:

•	Buying the physical commodity: This approach offers pure exposure to the underlying commodity, but delivery, storage and spoilage may be problematic.

•

Investing through the futures or derivatives market: This has predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•

Investing in pooled vehicles such as mutual funds: Until recently, mutual funds presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

The introduction of iPath ETNs provides investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets.

INNOVATIONS IN COMMODITIES VEHICLES

iPath Exchange Traded Notes (ETNs) provide a new way to access difficult-to-reach markets such as commodities. iPath ETNs are unsecured debt securities issued by Barclays Bank PLC and deliver exposure to the returns of an asset class or market with the trading flexibility of an equity. iPath ETNs linked to commodity indexes are designed to allow investors cost-effective access to the returns of popular commodity benchmarks, less an investor fee. Like equities, they trade on an exchange and can be shorted.1 Like an index fund, they offer definable performance linked to the returns of a benchmark.

In addition to daily exchange liquidity, investors in iPath ETNs may redeem their securities directly with the issuer, typically in a minimum amount of 50,000 units,2 or hold the securities until maturity and receive a cash payment equal to the principal amount of the securities on the final valuation date times the index factor minus the investor fee.

The introduction of iPath ETNs provides investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. Additionally, iPath ETNs deliver exposure to the performance of commodities indexes for long or short tactical strategies, with cost, tax and logistical advantages lacking in traditional commodity investment alternatives.

1.	With short sales, you risk paying more for a security than you received from its sale.

2.	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective.

iPATH COMMODITY ETNs

	TICKER SYMBOL	YEARLY FEE*	MATURITY DATE
iPath® Dow Jones–AIG Commodity Index Total ReturnSM ETN	DJP	0.75%	06/12/36
iPath® S&P GSCI™ Crude Oil Total Return Index ETN	OIL	0.75%	08/14/36
iPath® S&P GSCI™ Total Return Index ETN	GSP	0.75%	06/12/36
iPath® Dow Jones–AIG Agriculture Total Return Sub-IndexSM ETN	JJA	0.75%	10/22/37
iPath® Dow Jones–AIG Copper Total Return Sub-IndexSM ETN	JJC	0.75%	10/22/37
iPath® Dow Jones–AIG Grains Total Return Sub-IndexSM ETN	JJG	0.75%	10/22/37
iPath® Dow Jones–AIG Nickel Total Return Sub-IndexSM ETN	JJN	0.75%	10/22/37
iPath® Dow Jones–AIG Energy Total Return Sub-IndexSM ETN	JJE	0.75%	10/22/37
iPath® Dow Jones–AIG Livestock Total Return Sub-IndexSM ETN	COW	0.75%	10/22/37
iPath® Dow Jones–AIG Industrial Metals Total Return Sub-IndexSM ETN	JJM	0.75%	10/22/37
iPath® Dow Jones–AIG Natural Gas Total Return Sub-IndexSM ETN	GAZ	0.75%	10/22/37

*	The investor fee is calculated cumulatively based on the yearly fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity IndexSM,” “DJ-AIGCISM,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “Dow Jones-AIG Agriculture Total Return Sub-IndexSM,” “Dow Jones-AIG Copper Total Return Sub-IndexSM,” “Dow Jones-AIG Energy Total Return Sub-IndexSM,” “Dow Jones-AIG Grains Total Return Sub-IndexSM,” “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM,” “Dow Jones-AIG Livestock Total Return Sub-IndexSM,” “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCI™,” “S&P GSCI™ Index,” “S&P GSCI™ Total Return Index,” “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

6187-iP-0108 514-41JB-2/08

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